UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

TRANSENTERIX, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

78645Y 10 2

(CUSIP Number)

TRACY PAPPAS

SYNERGY LIFE SCIENCE PARTNERS

P.O. BOX 22489

SAN FRANCISCO, CALIFORNIA 94122

TELEPHONE: (650) 854-7155

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 6, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

1.	Name of Reporting Persons Synergy Life Science Partners, LP
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 25,487,597 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 25,487,597 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,487,597 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 10.4% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D is filed by Synergy Life Science Partners, LP (“SLSP”), Synergy Venture Partners, LLC (“SVP”), Synecor, L.L.C. (“Synecor”), William N. Starling, Jr. (“Starling”), Richard S. Stack (“Stack”) and Mudit K. Jain (“Jain,” together with SLSP, SVP, Synecor, Starling and Stack, collectively, the “Filing Persons”). The Filing Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Consists of 25,487,597 shares of common stock, par value $0.001 per share (“Common Stock”), of TransEnterix, Inc. (the “Issuer”) held by SLSP. SVP serves as the sole general partner of SLSP, and owns no securities of the Issuer directly. Starling, Stack and Jain are managers of SVP and share voting and dispositive power over the shares held by SLSP.
(3)	This percentage is calculated based upon (i) 168,396,174 shares of Common Stock outstanding as of November 6, 2013 (as reported by the Issuer in the Form 10-Q filed on November 14, 2013), plus (ii) 75,697,044 shares of Common Stock issued on December 6, 2013 upon the conversion of the 7,569,704.4 shares of the Issuer’s Series B Preferred Stock outstanding as of November 6, 2013 (as reported by the Issuer in the Form 10-Q filed on November 14, 2013).

13D

1.	Name of Reporting Persons Synergy Venture Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 25,487,597 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 25,487,597 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,487,597 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 10.4% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Schedule 13D is filed by the Filing Persons. The Filing Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Consists of 25,487,597 shares of the Common Stock held by SLSP. SVP serves as the sole general partner of SLSP, and owns no securities of the Issuer directly. Starling, Stack and Jain are managers of SVP and share voting and dispositive power over the shares held by SLSP.
(3)	This percentage is calculated based upon (i) 168,396,174 shares of Common Stock outstanding as of November 6, 2013 (as reported by the Issuer in the Form 10-Q filed on November 14, 2013), plus (ii) 75,697,044 shares of Common Stock issued on December 6, 2013 upon the conversion of the 7,569,704.4 shares of the Issuer’s Series B Preferred Stock outstanding as of November 6, 2013 (as reported by the Issuer in the Form 10-Q filed on November 14, 2013).

13D

1.	Name of Reporting Persons Synecor, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,960,610 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,960,610 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,960,610 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.8% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Schedule 13D is filed by the Filing Persons. The Filing Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Consists of 1,960,610 shares of the Common Stock held by Synecor. Starling and Stack are managers of Synecor and share voting and dispositive power over the shares held by Synecor.
(3)	This percentage is calculated based upon (i) 168,396,174 shares of Common Stock outstanding as of November 6, 2013 (as reported by the Issuer in the Form 10-Q filed on November 14, 2013), plus (ii) 75,697,044 shares of Common Stock issued on December 6, 2013 upon the conversion of the 7,569,704.4 shares of the Issuer’s Series B Preferred Stock outstanding as of November 6, 2013 (as reported by the Issuer in the Form 10-Q filed on November 14, 2013).

13D

1.	Name of Reporting Persons William N. Starling, Jr.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,813 (2)
	8.	Shared Voting Power 28,124,328 (3)
	9.	Sole Dispositive Power 10,813 (2)
	10.	Shared Dispositive Power 28,124,328 (3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,135,141 (2) (3) (4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 11.5% (5)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Filing Persons. The Filing Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Consists of 10,813 shares of Common Stock issuable to Starling within 60 days of the date of this filing upon exercise of a stock option (the “Starling Option”).
(3)	Consists of (i) 25,487,597 shares of the Common Stock held by SLSP; (ii) 1,960,610 shares of Common Stock held by Synecor, L.L.C. (“Synecor”); and (ii) 676,121 shares of Common Stock held by W. Starling, Jr., and D. Starling, Trustees of the Starling Family Trust, UDT August 15, 1990 (the “Starling Trust”). SVP serves as the sole general partner of SLSP, and owns no securities of the Issuer directly. Starling, Stack and Jain are managers of SVP and share voting and dispositive power over the shares held by SLSP. Starling and Stack are managers of Synecor and share voting and dispositive power over the shares held by Synecor. Starling shares voting and dispositive power over the shares held by the Starling Trust with his wife, who serves as co-trustee.
(4)	Excludes 23,066 shares of Common Stock held by Mark Starling, Trustee of the William N. Starling, Jr. and Dana Gregory Starling 1990 Irrevocable Trust, over which Starling has no voting or dispositive power and with respect to which he disclaims beneficial ownership.
(5)	This percentage is calculated based upon (i) 168,396,174 shares of Common Stock outstanding as of November 6, 2013 (as reported by the Issuer in the Form 10-Q filed on November 14, 2013), plus (ii) 75,697,044 shares of Common Stock issued on December 6, 2013 upon the conversion of the 7,569,704.4 shares of the Issuer’s Series B Preferred Stock outstanding as of November 6, 2013 (as reported by the Issuer in the Form 10-Q filed on November 14, 2013), plus (iii) 10,813 shares of Common Stock issuable upon exercise of the Starling Option.

13D

1.	Name of Reporting Persons Richard S. Stack
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 75,685 (2)
	8.	Shared Voting Power 27,981,608 (3)
	9.	Sole Dispositive Power 75,685 (2)
	10.	Shared Dispositive Power 27,981,608 (3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,057,293 (2) (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 11.5% (4)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Filing Persons. The Filing Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Consists of 75,685 shares of Common Stock issuable to Stack within 60 days of the date of this filing upon exercise of a stock option (the “Stack Option”).
(3)	Consists of (i) 25,487,597 shares of the Common Stock held by SLSP; (ii) 1,960,610 shares of Common Stock held by Synecor; and (iii) 533,401 shares of Common Stock held by Richard S. Stack and Nancy M. Stack, Trustee, or the successors in trust, under the Richard S. Stack Living Trust, and any amendments thereto, dated April 23, 2001 (the “Stack Trust”). SVP serves as the sole general partner of SLSP, and owns no securities of the Issuer directly. Starling, Stack and Jain are managers of SVP and share voting and dispositive power over the shares held by SLSP. Starling and Stack are managers of Synecor and share voting and dispositive power over the shares held by Synecor. Stack shares voting and dispositive power over the shares held by the Stack Trust with his wife, who serves as co-trustee.
(4)	This percentage is calculated based upon (i) 168,396,174 shares of Common Stock outstanding as of November 6, 2013 (as reported by the Issuer in the Form 10-Q filed on November 14, 2013), plus (ii) 75,697,044 shares of Common Stock issued on December 6, 2013 upon the conversion of the 7,569,704.4 shares of the Issuer’s Series B Preferred Stock outstanding as of November 6, 2013 (as reported by the Issuer in the Form 10-Q filed on November 14, 2013), plus (iii) 75,685 shares of Common Stock issuable upon exercise of the Stack Option.

13D

1.	Name of Reporting Persons Mudit K. Jain
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 25,487,597 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 25,487,597 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,487,597 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 10.4% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Filing Persons. The Filing Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Consists of 25,487,597 shares of the Common Stock held by SLSP. SVP serves as the sole general partner of SLSP, and owns no securities of the Issuer directly. Starling, Stack and Jain are managers of SVP and share voting and dispositive power over the shares held by SLSP.
(3)	This percentage is calculated based upon (i) 168,396,174 shares of Common Stock outstanding as of November 6, 2013 (as reported by the Issuer in the Form 10-Q filed on November 14, 2013), plus (ii) 75,697,044 shares of Common Stock issued on December 6, 2013 upon the conversion of the 7,569,704.4 shares of the Issuer’s Series B Preferred Stock outstanding as of November 6, 2013 (as reported by the Issuer in the Form 10-Q filed on November 14, 2013).

Introductory Note:

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed as an amendment to the initial statement on Schedule 13D relating to the Common Stock, $0.001 par value per share, of TransEnterix, Inc. (formerly known as SafeStitch Medical, Inc.), a Delaware corporation (the “Issuer”), as filed with the Securities and Exchange Commission (the “SEC”) on September 13, 2013 (the “Original Schedule 13D”).

All capitalized terms not otherwise defined herein shall have the meanings ascribed to the terms in the Original Schedule 13D. The Original Schedule 13D is hereby amended and supplemented as follows and, except as expressly amended below, the Original Schedule 13D remains in full force and effect.

Item 3.	Source and Amount of Funds or Other Consideration

Prior to the effectiveness of the Merger, (a) Synecor, W. Starling, Jr., and D. Starling, Trustees of the Starling Family Trust, UDT August 15, 1990 (the “Starling Trust”) and Richard S. Stack and Nancy M. Stack, Trustee, or the successors in trust, under the Richard S. Stack Living Trust, and any amendments thereto, dated April 23, 2001 (the “Stack Trust”) purchased shares of TransEnterix common stock for $1,200, $530 and $463, respectively; (b) Synecor was issued additional shares of TransEnterix common stock in consideration for advisory services provided by Synecor; and (c) SLSP purchased shares of Series A preferred stock, Series B preferred stock and Series B-1 preferred stock of TransEnterix in connection with preferred stock financings for $6,000,001, $4,127,913 and $2,525,116, respectively. The preferred and common stock of TransEnterix described in the preceding sentence (the “Previously Purchased Securities”) constituted approximately 15.5% of the shares of TransEnterix on an as converted basis. Additionally, prior to the effectiveness of the Merger, SLSP also purchased a subordinated convertible note of TransEnterix (the “TransEnterix Note”) in the principal amount of $380,138.86. The source of the funds used by Synecor for its Previously Purchased Securities was capital contributions by Synecor’s members, while the source of the funds used by SLSP for its Previously Purchased Securities and TransEnterix Notes was capital contributions by SLSP’s partners. The source of the funds used by the Starling Trust and the Stack Trust (collectively, the “Trusts”) for the Previously Purchased Securities was existing assets of the respective trusts.

Pursuant to the Merger Agreement, the Merger Sub merged with and into TransEnterix, with TransEnterix continuing after the merger as the surviving corporation and a wholly owned subsidiary of the Issuer. In the Merger, the Previously Purchased Securities held by SLSP, Synecor, the Starling Trust and the Stack Trust were automatically converted into 16,825,253, 1,960,610, 611,249 and 533,401 shares of Common Stock of the Issuer, respectively.

In addition, concurrently with the consummation of the Merger, pursuant to the terms of the Securities Purchase Agreement, SLSP purchased an aggregate of 866,234.4 shares of Preferred Stock of the Issuer (the “SLSP Preferred Stock”), at a price of $4.00 per share (which included the conversion of the principal amount of, and accrued interest on, the TransEnterix Note) for an aggregate purchase price of $3.5 million. Upon the effectiveness of the amendment to the Issuer’s certificate of incorporation filed on December 6, 2013 (the “Charter Amendment”), the SLSP Preferred Stock was automatically converted into 8,662,344 shares of Common Stock. The funds used by SLSP to acquire the securities described in this paragraph were obtained from capital contributions by its partners.

References to and descriptions of the transactions as set forth in this Item 3 are qualified in their entirety by reference to the full text of the Merger Agreement, the Securities Purchase Agreement and the Lock-Up Agreement, which are filed as exhibits to this Schedule 13D and incorporated herein by reference.

Item 4.	Purpose of Transaction

The Merger Agreement provided for the acquisition by the Issuer of all of the outstanding capital stock of TransEnterix through a merger of the Merger Sub with and into TransEnterix, as a result of which the surviving corporation became a wholly owned subsidiary of the Issuer. The Previously Purchased Securities constituted approximately 15.5% of the shares of TransEnterix before the Merger on an as converted basis. Upon the effectiveness of the Merger, the Previously Purchased Securities held by SLSP, Synecor, the Starling Trust and the Stack Trust were automatically converted into 16,825,253, 1,960,610, 611,249 and 533,401 shares of the Issuer’s Common Stock, respectively. The shares of the Issuer’s capital stock acquired by SLSP, Synecor and the Trusts in the Merger were acquired solely for investment purposes.

Pursuant to the Securities Purchase Agreement, SLSP purchased 866,234.4 shares of Preferred Stock of the Issuer for investment purposes with the aim of increasing the value of its investments and the Issuer. Upon the effectiveness of the Charter Amendment on December 6, 2013, the SLSP Preferred Stock was automatically converted into 8,662,344 shares of Common Stock.

Pursuant to the terms of the Merger Agreement, the Issuer is required to take all necessary corporate action to cause the Issuer’s Board of Directors (the “Board of Directors”) to consist of nine members, with six of such members being designated by TransEnterix (one of whom is Starling) and three of such members being designated by the Issuer.

Additionally, pursuant to the Lock-up Agreement, each party thereto (including SLSP) has agreed, for the period commencing on September 3, 2013 and ending on September 3, 2014, to vote all of such person’s Covered Securities (as defined therein) in favor of: (i) amending the Issuer’s certificate of incorporation to change the legal name of the Issuer to “TransEnterix, Inc.”; (ii) effecting a reverse stock split of the Common Stock on terms approved by the Board of Directors; and (iii) amending the Issuer’s 2007 Incentive Compensation Plan in order to increase the number of shares of Common Stock available for issuance thereunder. Upon the effectiveness of the Charter Amendment, each outstanding share of the Issuer’s Preferred Stock was automatically converted into 10 shares of Common Stock.

Although there is no present intention to do so, the Filing Persons may decide to make additional purchases or dispose of the Common Stock or the Preferred Stock in the future either in the open market or in private transactions, subject to their evaluation of the Issuer’s business, prospects and financial condition, the market for the Common Stock, other opportunities available to the Filing Persons, business prospects for the Filing Persons, general economic conditions, money and stock market conditions and other future developments.

Depending upon the results of the reviews and the other factors mentioned above, the Filing Persons, at any time, may decide to change their intentions with respect to the acquisition and/or retention of shares of Common Stock, including, without limitation, a determination to increase, decrease or entirely dispose of their holdings of Common Stock, although none of the Filing Persons have any current intention to do so.

Other than as described above in this Item 4 or elsewhere herein, none of the Filing Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure, including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

The information provided and incorporated by reference in Item 5 and Item 6 is hereby incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer

(a)	The following information with respect to the beneficial ownership of the Common Stock by the Filing Persons is provided as of the date of this filing:

Filing Person	Shares of Common Stock	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (5)
Synergy Life Science Partners, LP (1)	25,487,597	0	25,487,597	0	25,487,597	25,487,597	10.4%
Synergy Venture Partners, LLC (1)	0	0	25,487,597	0	25,487,597	25,487,597	10.4%
Synecor, L.L.C. (2)	1,960,610	0	1,960,610	0	1,960,610	1,960,610	0.8%
William N. Starling, Jr. (1) (2) (3)	686,934	10,813	28,124,328	10,813	28,124,328	28,135,141	11.5%
Richard S. Stack (1) (2) (4)	0	75,685	27,981,608	75,685	27,981,608	28,057,293	11.5%
Mudit K. Jain (1)	0	0	25,487,597	0	25,487,597	25,487,597	10.4%

(1)	Consists of 25,487,597 shares of the Common Stock held by SLSP. SVP serves as the sole general partner of SLSP, and owns no securities of the Issuer directly. Starling, Stack and Jain serve as Managers of SVP and share voting and dispositive power over the shares held by SLSP.
(2)	Includes 1,960,610 shares of the Common Stock held by Synecor, L.L.C. (“Synecor”). Starling and Stack are managers of Synecor and share voting and dispositive power over the shares held by Synecor.
(3)	Includes (i) 10,813 shares of Common Stock issuable to Starling within 60 days of the date of this filing upon exercise of a stock option (the “Starling Option”) and (ii) 676,121 shares of Common Stock held by W. Starling, Jr., and D. Starling, Trustees of the Starling Family Trust, UDT August 15, 1990 (the “Starling Trust”). Starling shares voting and dispositive power over the shares held by the Starling Trust with his wife, who serves as co-trustee. Excludes 23,066 shares of Common Stock held by Mark Starling, Trustee of the William N. Starling, Jr. and Dana Gregory Starling 1990 Irrevocable Trust, over which Starling has no voting or dispositive power and with respect to which he disclaims beneficial ownership.

(4)	Includes (i) 75,685 shares of Common Stock issuable to Stack within 60 days of the date of this filing upon exercise of a stock option (the “Stack Option” and, together with the Starling Option, the “Options”) and (ii) 533,401 shares of Common Stock held by Richard S. Stack and Nancy M. Stack, Trustee, or the successors in trust, under the Richard S. Stack Living Trust, and any amendments thereto, dated April 23, 2001 (the “Stack Trust”). Stack shares voting and dispositive power over the shares held by the Stack Trust with his wife, who serves as co-trustee.
(5)	This percentage is calculated based upon (i) 168,396,174 shares of Common Stock outstanding as of November 6, 2013 (as reported by the Issuer in the Form 10-Q filed on November 14, 2013), plus (ii) 75,697,044 shares of Common Stock issued on December 6, 2013 upon the conversion of the 7,569,704.4 shares of the Issuer’s Series B Preferred Stock outstanding as of November 6, 2013 (as reported by the Issuer in the Form 10-Q filed on November 14, 2013), plus (iii) in the case of Messrs. Starling and Stack only, the number of shares of Common Stock issuable upon exercise of their respective Options.

(b)	On October 24, 2013, Starling partially exercised the Starling Option, acquiring 64,872 shares of Common Stock for $0.07 per share, and contributed such shares of Common Stock to the Starling Trust, of which he is a co-trustee. The information provided and incorporated by reference in Item 3 and Item 6 is hereby incorporated by reference in this Item 5. Except as set forth herein and therein, the Filing Persons have not engaged in any transactions in the Common Stock during the sixty days prior to the date of this filing.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Option Grants

As consideration for certain consulting services that Starling and Stack provided to TransEnterix, each of Starling and Stack received an option to purchase shares of TransEnterix common stock, which option was assumed by the Issuer upon the closing of the Merger, at which time it became an option to purchase 172,995 shares of the Issuer’s Common Stock (such options, the “Starling Option” and the “Stack Option,” respectively). The shares subject to each option vest in 48 equal monthly installments beginning April 12, 2012. To date, Starling has acquired 64,872 shares of Common Stock by partial exercise of the Starling Option, while Stack has not acquired any shares issuable pursuant to the Stack Option. As of the date 60 days following this filing, (a) 10,813 shares of Common Stock subject to the Starling Option are issuable to Starling upon exercise of the Starling Option, (b) 75,685 shares of Common Stock subject to the Stack Option are issuable to Stack upon exercise of the Stack Option, and (c) accordingly, Starling and Stack may be deemed to beneficially own 10,813 and 75,685 shares of the Issuer’s Common Stock, respectively, underlying the Options. In accordance with the Issuer’s non-employee director compensation policy, Starling may receive additional securities of the Issuer in respect of his future service on the Board of Directors.

Registration Statement Obligation

Pursuant to the Registration Rights Agreement, the Issuer agreed to provide registration rights and certain other standard expense reimbursement and indemnification rights for the benefit of SLSP and certain other investors. After two years following the closing of the Merger, the Issuer is required to file a registration statement on Form S-3, subject to the Issuer’s eligibility to use such form, to register for resale certain shares of Common Stock held by such investors, and the Issuer is required to maintain the effectiveness of such registration statement until the earlier of: (i) the sale of all securities covered by the registration statement; or (ii) 36 months. After one year, if the Issuer registers a primary offering of its securities, the Registration Rights Agreement also requires that the Issuer include securities owned by such investors in such registered primary offering, subject to certain restrictions including customary underwriter cutbacks. The Registration Rights Agreement terminates upon the earlier of: (x) with respect to any holder, when all of its securities have been sold by such holder; (y) a change of control of the Issuer in which the registrable securities are sold or can be sold immediately after the change of control; and (z) September 3, 2018.

The foregoing description of the Registration Rights Agreement is only a summary and is qualified in its entirety by reference to the complete text of the Registration Rights Agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Lock-up and Voting Arrangements

Pursuant to the Lock-Up Agreement, SLSP and certain other investors agreed, subject to certain exceptions, not to sell, transfer or otherwise convey any of the Issuer’s securities held by them (collectively, “Covered Securities”) for one year following September 3, 2013. The Lock-up Agreement provides that such persons may sell, transfer or convey: (i) up to 50% of their respective Covered Securities during the period commencing on September 3, 2014, and ending on March 3, 2015; and (ii) up to an aggregate of 75% of their respective Covered Securities during the period commencing on March 3, 2015, and ending on September 3, 2015. The restrictions on transfer contained in the Lock-up Agreement ceases to apply to the Covered Securities following September 3, 2015.

Additionally, pursuant to the Lock-up Agreement, each party thereto (including SLSP) has agreed, for the period commencing on September 3, 2013 and ending on September 3, 2014, to vote all of such person’s Covered Securities in favor of: (i) amending the Issuer’s certificate of incorporation (the “Charter Amendment”) to change the legal name of the Issuer to “TransEnterix, Inc.”; (ii) effecting a reverse stock split of the Common Stock on terms approved by the Board of Directors; and (iii) amending the Issuer’s 2007 Incentive Compensation Plan in order to increase the number of shares of Common Stock available for issuance thereunder. Upon the effectiveness of the Charter Amendment on December 6, 2013, each outstanding share of the Issuer’s Preferred Stock automatically converted into 10 shares of Common Stock. The Filing Persons expressly disclaim status as a “group” with any of the other parties to the Lock-up Agreement for purposes of this Schedule 13D.

The foregoing description of the Lock-Up Agreement is only a summary and is qualified in its entirety by reference to the complete text of the Lock-up Agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Board Representative

Pursuant to the Merger Agreement, Starling was designated as a member of the Board of Directors of the Issuer immediately following the closing of the Merger.

The information provided and incorporated by reference in Item 3, Item 4 and Item 5 is hereby incorporated by reference into this Item 6.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2013

SYNERGY LIFE SCIENCE PARTNERS, LP

By:	Synergy Venture Partners, LLC
Its:	General Partner

By:	/s/ William N. Starling, Jr.
	Name:	William N. Starling, Jr.
	Title:	Manager

SYNERGY VENTURE PARTNERS, LLC

By:	/s/ William N. Starling, Jr.
	Name:	William N. Starling, Jr.
	Title:	Manager

/s/ William N. Starling, Jr.
William N. Starling, Jr.

/s/ Richard S. Stack
Richard S. Stack

/s/ Mudit K. Jain
Mudit K. Jain

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)